FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 6, 2007 and incorporated by reference herein is the Registrant’s immediate report dated August 6, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: August 6, 2007

BLUEPHOENIX SOLUTIONS TO PRESENT AT RBC CAPITAL MARKETS NORTH
AMERICAN TECHNOLOGY CONFERENCE

HERZLIA, Israel – August 6, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in value driven legacy modernization, today announced that it will be presenting at the RBC Capital Markets North American Technology Conference to be held August 8-9 at the Four Seasons Hotel located at 757 Market Street, in San Francisco, California

BluePhoenix’s Chief Executive Officer, Arik Kilman will present the business, and discuss its unique value proposition as well as latest key developments, on Wednesday, August 8th from 10:00am to 10:30am Pacific Time. Time for questions and answers will follow the presentation. The BluePhoenix presentation will also be web cast and can be accessed via: http://www.wsw.com/webcast/rbc75/bphx

This webcast is audio-only and will be archived for 30 days after the conference.

RBC is also arranging one-on-one meetings with BluePhoenix.

BluePhoenix Solutions provides IT legacy modernization solutions such as database, application and platform migrations, application redevelopment and SOA enablement to companies around the world. Its automated tools and services help customers reduce costs, increase efficiency, improve decision-making and extend the ROI of their existing legacy systems.

For further information on the RBC Capital Markets North American Technology Conference, please contact Ms. Patty Rutz at RBC Capital Markets at 612. 371.2932 or e-mail: patty.rutz@rbccm.com

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com . All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
Investor Relations	H.L. Lanzet
BluePhoenix Solutions	212-888-4570
+972 9-9526-105	paulmholm@gmail.com
dleichner@bphx.com